File No. 24-10088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1 TO
FORM 1-A/A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Wahconah Park, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

39 Alford Road, Great Barrington, Massachusetts 01230 (413) 528 4693
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Donald B. Elitzer, 39 Alford Road, Great Barrington, Massachusetts 01230 (413) 528 4693
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Jonathan Baum
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
(413) 528 7980

43-2045462
(I.R.S. Employer Identification Number)

7941
(Primary Standard Industrial
Classification Code Number)

This offering statement shall only be qualified upon the order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

(a) The issuer's directors are:

Jim Bouton
Residential and business address:
P.O. Box 188, 36 Millard Road, North Egremont, MA 01252

Donald B. Elitzer
Residential and business address:
39 Alford Road
Great Barrington, Massachusetts 01230

Eric Margenau
Business address:
106 Bedford Street, #5B, New York, New York 10014
Residential address:
40 West 22nd St., #7B, New York, New York 10010

Eugene Trainor, III
Business address:
1119 St. Paul Street, Baltimore, Maryland 21202
Residential address:
5 Mansel Drive, Reisterstown, Maryland 21136

John H. Fitzpatrick
Business address:
P.O.B. 954
Stockbridge, Massachusetts 01262
Residential address:
9 Prospect Hill
Stockbridge, Massachusetts 01262

William Liederman
Residential and business address:
40 Central Park South, New York, New York 10019

(b) The issuer's officers are:

Jim Bouton – President

Donald B. Elitzer – Secretary, Treasurer and Vice President
Jonathan Baum – Assistant Secretary

(c) The issuer has no general partners.

(d) Jim Bouton, Donald B. Elitzer and Eric Margenau are the sole record holders of 5 percent or more of the issuer's equity securities.

(e) Jim Bouton, Donald B. Elitzer and Eric Margenau are the sole beneficial holders of 5 percent or more of the issuer's equity securities.

(f) There are no promoters of the issuer other than Jim Bouton, Donald B. Elitzer and Eric Margenau.

(g) There are no affiliates of the issuer.

(h) Counsel to the issuer with respect to the proposed offering is Jonathan Baum whose residential and business address is 39 Hollenbeck Avenue, Great Barrington, Massachusetts 01230.

(i) There is no underwriter with respect to the proposed offering.

(j) There is no underwriter with respect to the proposed offering.

(k) There is no underwriter with respect to the proposed offering.

(l) There is no underwriter with respect to the proposed offering.

(m) There is no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons.

(b) The securities are to be offered by the directors of the issuer in Massachusetts and New York. The securities will be offered through the electronic distribution of the preliminary and final Offering Circular.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Within the one year preceding the filing of this Form 1-A, the only unregistered securities issued by the issuer or any of its predecessors or affiliated issuers are as follows:

(1) Wahconah Park, Inc.

(2) 4,500 shares of Common Stock, par value $.01 per share.

(3) The aggregate offering price or other consideration for which the securities were issued was $4,500, paid in cash.

(4) The securities were issued on March 5, 2004 to Jim Bouton, Donald B. Elitzer and Eric Margenau, each a director of the issuer pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act") provided by Section 4(2) of the Securities Act for "transactions by an issuer not involving any public offering". The factual basis for this exemption are, among other things, the number of purchasers (three), the absence of any general solicitation and the status of the purchasers as directors of the issuer.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above:

(1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; or

(2) to stabilize the market for any securities to be offered.

(3) There is no underwriter or dealer with respect to the proposed offering.

(b) There is no underwriter with respect to the proposed offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Jonathan Baum, who is described in the Preliminary Offering Circular as issuing an opinion regarding the due issuance of the securities offered hereby, serves as an assistant secretary of the Company solely to facilitate the filing of various certificates required for the qualification of this offering in various states.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II – PRELIMINARY OFFERING CIRCULAR

WAHCONAH PARK, INC.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

WAHCONAH PARK, INC.

Wahconah Park, Inc. (the "Company") is a development stage company formed in March 2004 for the purposes of rehabilitating and expanding the historic Wahconah Park ballpark owned by the City of Pittsfield, Massachusetts, acquiring a team franchise in an independent professional baseball league, and sponsoring baseball games and other events in the ballpark.

The Company hereby offers for sale to the public, on an "all or none" basis, 5,500 Units, each Unit consisting of 1 share of common stock with a purchase price of $1.00 per share (the "Common Stock") and 7 shares of Series A Redeemable, Non-Voting 3% Cumulative Preferred Stock each with a purchase price and liquidation preference of $72.73 (plus accrued but unpaid dividends) per share (the "Series A Preferred Stock"). The subscription price for a Unit is $510.11 and the gross offering proceeds will be $2,805,605. If the Company does not receive by December 31, 2004 (a) subscriptions for at least 5,500 Units, (b) binding commitments, reasonably satisfactory to the Company, from the construction contractors who will perform substantially all the work on Wahconah Park described herein, and (c) an agreement, reasonably satisfactory to the Company, with either the Northeast League or the Atlantic League to play in the 2005 or 2006 season, all subscription payments will be promptly returned to subscribers without interest or reduction. The Company will not accept subscriptions in an amount less than the offering amount. Subscription proceeds will not be held in an escrow, trust or similar account. Each of Jim Bouton and Donald "Chip" Elitzer, each of whom serves as an Officer and Director of the Company, intend to subscribe for 245 Units on the same basis as all subscribers. A partnership in which Eugene Trainor, III, a Director of the Company, is a principal investor intends to purchase 457 Units, representing $233,120.27 in gross offering proceeds. Jack Fitzpatrick, a Director of the Company, intends to purchase 200 Units, representing $102,022.00 in gross offering proceeds. Units acquired by Directors and the related subscription proceeds will be counted toward satisfying the offering amount. (See "Terms of the Offering and Plan of Distribution.")

The Company maintains offices at 39 Alford Road, Great Barrington, MA 01230. Its telephone number is (413) 528-4693. Its e-mail address is WahconahPark@aol.com.

The Series A Preferred Stock is redeemable at any time and from time to time at the sole option of the Company at a redemption price equal to $72.73 per share. Until such time as no shares of Series A Preferred Stock are issued and outstanding, the Company will not (a) pay or declare a dividend or distribution on the Common Stock; (b) redeem, purchase or otherwise acquire any Common Stock, or (c) issue any security equal or senior to the Series A Preferred Stock in dividend priority or liquidation preference. The terms of the Series A Preferred Stock do not grant to the holders thereof the right to vote. Neither the Common Stock nor the Series A Preferred Stock may be transferred to a person who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts without the prior written consent of the Company. Certificates for such shares will bear a legend setting forth this restriction. Each holder of Common Stock is entitled to one vote for each share held of record and is not entitled to vote on a cumulative basis. The Common Stock is not entitled to preemptive rights and is not subject to redemption. (See "Securities Being Offered.")

	Price Per Unit to Public	**Underwriting discount and commissions**	**Proceeds to the Company**
Gross Offering of 5,500 Units (consisting of 5,500 shares of Common Stock and 38,500 shares of Series A Preferred Stock)	$ 2,805,605.00	-0-	$2,805,605.00[1]

[1]Offering expenses in the amount of $20,000 will be borne by the Company and will be payable from these proceeds.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

August 9, 2004

TABLE OF CONTENTS

TABLE OF CONTENTS	Page
Summary	2
Risk Factors	2
Business and Properties	4
Sources of Revenue	6
Plan of Operation	7
Marketing Plan	7
Cost Categories	10
Baseball in the Berkshires	11
Facilities Plan	12
Use of Proceeds	14
Directors, Executive Officers, and Significant Employees; Remuneration; Certain Transactions with Management	14
Security Ownership of Management and Certain Securityholders	19
Securities Being Offered	20
Terms Of The Offering And Plan Of Distribution	24
Experts	25
Further Information	25

Summary

Wahconah Park, Inc. (the "Company") is a development stage company formed in March 2004 for the purposes of rehabilitating and expanding the historic Wahconah Park ballpark owned by the City of Pittsfield, Massachusetts, acquiring a team franchise in an independent professional baseball league, and sponsoring baseball games and other events in the ballpark. The Company hereby offers for sale to the public 5,500 Units, each Unit consisting of 1 share of common stock with a purchase price of $1.00 per share (the "Common Stock") and 7 shares of Series A Redeemable, Non-Voting Preferred Stock, each with a purchase price and liquidation preference of $72.73 per share (the "Series A Preferred Stock"). The subscription price for a Unit is $510.11. Gross offering proceeds will be $2,805,605. If the Company does not receive by December 31, 2004 (a) subscriptions for 5,500 Units (including those subscribed for by Directors), (b) binding commitments, reasonably satisfactory to the Company, from the construction contractors who will perform substantially all the work on Wahconah Park described herein, and (c) an agreement, reasonably satisfactory to the Company, with either the Northeast League or the Atlantic League to play in the 2005 or 2006 season, all payments will be returned to investors without interest or reduction.

Risk Factors

INVESTMENT IN THE UNITS INVOLVES SUBSTANTIAL RISKS WHICH ARE SUMMARIZED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS CONCERNING THE COMPANY AND THE OFFERING PRIOR TO INVESTING.

(1) <u>We are a new company with a minimal operating history:</u> We were incorporated in March 2004 and have not yet commenced regular operations. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our objectives and that the value of your investment could decline substantially. Through July 31, 2004, the Company had gross revenues of $88,724 attributable to a single baseball game that it sponsored on July 3, 2004. Although this game was profitable, the Company has a cumulative loss of $11,791 since inception, and there is no assurance that it will be able to operate profitably in the future.

(2) <u>If construction costs materially exceed our budget or construction is significantly delayed, the Company is prepared to forego certain parts of its facilities plan:</u> In such event, while the Company may continue operations, it will suffer a reduction in potential revenues. The Company's business plan requires the successful completion of an ambitious construction schedule, including a new structure that would add approximately 1,200 seats to the capacity of the ballpark, in time for the 2005 baseball season. In order for the Company to meet its objective of showcasing minor league professional baseball at Wahconah Park during the 2005 season, construction must be completed by the spring of 2005. The Company does not have binding commitments from the construction contractors who will

perform the major work on Wahconah Park, but will have them prior to closing the Offering.

(3) Unless attendance at Wahconah Park is significantly higher than historic attendance rates the Company may not have sufficient operating capital to continue operations and investors in the Units will realize a complete loss of their investment: The Company's business plan anticipates that annual paid attendance will have to exceed 110,000 in order to cover projected annual operating costs of $1.1 million. By comparison, the previous baseball club that occupied Wahconah Park realized only 43,846 attendees during the 2003 season, and the last affiliated ballclub (playing as the Pittsfield Mets and, in 2001, the Pittsfield Astros) averaged only 73,563 during their last five years. The Company believes that it will not be able to operate profitably if it does not average at least 1,900 paid attendees per home game. By contrast, Wahconah Park's tenant in 2003, the Berkshire Black Bears, averaged only 974 attendees per home game, barely half of the number that the Company believes is necessary to avoid an operating loss. Therefore, insufficient attendance is a significant risk, and the Company will be unable to survive for a second season (2006) if it does not improve substantially upon the 2003 attendance in its first operating season (2005).

(4) An abnormally rainy summer could cause the Company to incur substantial operating losses and such losses may be material: The Wahconah Park playing field and all but approximately 1,000 seats are completely exposed to the elements. Given the high breakeven point previously noted, an abnormally rainy summer could cause the Company to incur substantial operating losses.

(5) If we lose the services of one or more of our three key personnel the Company's ability to pursue its business plan will be seriously impaired, possibly resulting in operating losses for the Company: The Company does not have employment agreements with any of its officers. Loss of the services of any of the Company's three principals during its start-up phase and for at least a year thereafter could have a material adverse effect on the Company's prospects. The Company's president, Jim Bouton, is expected to play a major role in marketing Wahconah Park to a national audience. The Company's Vice President, Chip Elitzer, is expected to play an important strategic and operating role in financial and administrative matters. Director Eric Margenau is expected to provide valuable guidance in matters specific to running a successful minor league franchise.

(6) Concerns for public safety may result in reduction in attendance which in turn would result in operating losses for the Company and such losses may be material: Fears about terrorism or the spread of an infectious disease might prompt governmental authorities to place tight restrictions on crowd sizes, or – even in the absence of governmental regulation – might discourage people from attending large public events. Such developments could be even more harmful to the Company than a rainy summer.

(7) You will not be able to trade your Common Stock or Series A Preferred Stock freely and this will make it harder for you to sell your shares and will lower the price that

you will receive for such shares: There is no trading market for the securities being offered, and none is expected to develop. The private sale of these securities by the original investor to another party who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts is prohibited unless approved by the Company, which approval cannot be unreasonably withheld. The Company is under no obligation to repurchase the securities. Certificates representing shares of the Common Stock and the Series A Preferred Stock will contain a legend setting forth this restriction. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

(8) If the license agreement with the City of Pittsfield is terminated or not renewed, the Company will not be able to continue operations and investors in the Units will realize a complete loss of their investment: As set forth immediately below in "Business and Properties", the Company must fulfill its obligations under the license agreement with the City of Pittsfield in order to maintain or to renew the agreement. The Company's ability to perform its obligations under the license agreement is wholly dependent upon the success of this Offering.

(9) Holders of Common Stock do not have cumulative voting rights to elect directors and therefore the founders of the Company have a high likelihood of determining who the directors of the Company will be.

Business and Properties

On March 8, 2004, the Company signed a license agreement ("License Agreement") with the City of Pittsfield for the use of Wahconah Park. According to an amendment to the License Agreement being proposed by the Pittsfield City Solicitor and acceptable to the Company, the initial term of the License Agreement will be extended from October 31, 2005 until October 31, 2019. The Agreement will still require $1.5 million to be invested in the Park prior to Opening Day 2005. It will be automatically renewable in five year increments, without limit, as long as the Company meets certain performance criteria:

(1) Provides professional baseball (that is, baseball played by players who are paid to play),
(2) Performs all necessary maintenance and repairs,
(3) Allows the Park to be used for other community activities at times that do not conflict with Company-scheduled events, and
(4) Pays an annual license fee of $1.00.

Failure to meet the above criteria during the initial or renewal terms of the License Agreement will constitute a default under the License Agreement.

Management of the Company believes that the right to use Wahconah Park is the Company's principal asset, and that Wahconah Park itself will be an important attraction for paying customers. Although the existing grandstand was built in 1949-50, Wahconah

Park has hosted organized baseball since 1892, making it one of the oldest ballparks in the country.

The upgraded ballpark will seat approximately 4,200 people (6,200 with lawn seating), making it far larger than any other performance space in Berkshire County, with the exception of Tanglewood (summer home of the Boston Symphony Orchestra in nearby Lenox, Massachusetts), which hosts crowds of up to 20,000, including lawn seating.

Beginning in 2005, management plans to have the Company sponsor at least 60 events in Wahconah Park each year between Memorial Day and Labor Day:

(1) Professional minor league baseball: The league in which the Company expects its to-be-formed team to play (either the Northeast League, a new short-season Atlantic League, or a combined short-season league) will probably have a 90-94 game regular season schedule for each club, thereby entailing 45-47 home games. Management of the Company is currently engaged in conversations with the presidents of both the Atlantic League and the Northeast League, and the closing of this Offering is conditioned upon the Company's conclusion of an agreement, reasonably satisfactory to the Company, to play in one of those leagues in 2005 or 2006, with its status for 2006 and beyond to be negotiated in the third quarter of 2005, if not finalized prior to the closing of this Offering.

(2) Vintage baseball: The Company has sponsored the resurrection of the amateur Pittsfield Hillies, the professional team that played in Wahconah Park from 1919 to 1930. The team, which is owned by the Company, plays according to 1890's-1920's rules, wearing uniforms and using equipment true to that era. As such, it has joined an informal association of approximately 12 to 14 vintage ball clubs from Connecticut, Rhode Island, Massachusetts, New York, and New Jersey. Management proposes that the Hillies would play approximately 15 home games at Wahconah Park each season during the professional team's roadtrips. Team members have been recruited in open try-outs from ballplayers living in and around Pittsfield. (Note that "vintage" does not necessarily mean "old-timer". Many players on vintage teams are in their 20's and 30's.) The Hillies had their inaugural game on July 3, 2004 at an unrefurbished Wahconah Park against the Hartford Senators, whose 1924 roster included Lou Gehrig before he was called up to the Yankees. (Gehrig hit one out of Wahconah into the Housatonic River.) The July 3rd game was broadcast live by ESPN Classic to a national TV audience for over four hours. Approximately 5,000 people attended the game, including 4,650 who purchased tickets. Gross revenues from ticket sales, concession sales, and corporate advertising were $88,724.

(3) Other events: During other open evenings, the Company would try to schedule movie nights with baseball features (such as "Field of Dreams", "Bull Durham", "The Natural", and "A League of Their Own"), plays being produced by Berkshire County's own theater troupes (in 2003, a special production of "Damn Yankees" to benefit Pittsfield's Colonial Theatre restoration was staged at Wahconah), and band concerts. The Company also intends to use the Park for catered private parties and corporate events.

Sources of Revenue

The primary driver of financial performance for any events-based business with high fixed costs is attendance. As shown above, management intends to boost potential attendance at Wahconah Park in two ways not previously attempted by former tenants: (1) adding approximately 1,200 seats to the available seating in a substantially upgraded facility, and (2) increasing the number of events by approximately one-third (60 compared to 38-47 under the two previous tenants).

Given any level of attendance, the types of revenue recognized by minor league baseball operations are substantially the same, even though the gross amounts can vary widely:

(1) Ticket sales: Minor league baseball has a deserved reputation as "affordable family entertainment", in stark contrast to most major league sports. Individual ticket prices at Wahconah Park have not changed much in recent years. In 2003, the most expensive ("box") seats were $7.00, the upper grandstands were $5.00, and the bleachers were $4.00. Tickets were also sold on a group basis at a discount, particularly to the Berkshires' many summer camps, and season tickets had been available but not marketed aggressively. Management expects to increase prices at the high end, pricing the box seats at $10.00, the upper grandstand seats at $8.00, the new back-supporting third baseline stands (with back supports and row spacing like the original grandstand) at $5.00, and to roll back bleacher prices to $3.00). For financial modeling purposes, management is assuming an average ticket price of $5.00 across the full range of seating.

(2) Concession sales: Food, beverages, programs, scorecards, and souvenirs are also priced to be affordable. Wahconah Park has been underserved in this area, however, with a meager number of small concession stands which have offered very limited fare. Two concession stands served traditional ballpark food (hot dogs, hamburgers, french fries, peanuts, Cracker Jack, soft pretzels, candy bars, soft drinks), another one served pizza and soft drinks, and there was one stand each for beer and souvenirs. Even on not-so-crowded days, there were often long lines. The Company plans to build at least 20 concession stands. In addition to traditional items, which Company employees will sell, the expanded courtyard of concession stands would offer a "Taste of the Berkshires" catered by a rotating selection of Berkshire restaurants that would use the Company's concession stands to offer a select sampling from their menus; a rotating selection of "Shops of the Berkshires" would offer a select sampling of their wares. The Company intends to own the concession stands and to employ a manager who will oversee the operation of the concession stands by independent operators. Instead of opening the gates and the concession stands 30 minutes before game time, the gates and concessions would open at least two hours in advance, encouraging people to think of the Wahconah Park experience as "dinner and a show" rather than just as a ballgame. Management intends to charge "Taste of the Berkshires" concessionaires 25% of their gross sales and to plan for 50% margins on the

Company's direct sales of beer, wine, and traditional ballpark food. For financial modeling purposes, management is assuming an average gross profit per patron of $5.00. Seventeen concessionaires participated in the "Taste of the Berkshires" for the July 3 game, and many of them expressed interest in participating during the 2005 season.

(3) Corporate advertising: The principal vehicle for corporate advertising is outfield fence signage, although advertising sales include signage elsewhere in the ballpark, ads in programs, ads in pocket schedules, ads on scorecards, and sponsorship of specific nights, events and give-aways. In 2001, the last year for which data is available, there were 50 corporate outfield signs (or equivalent, since some were double or quadruple the standard 8' x 16' size) at Wahconah Park. In 2003, the posted rate for a sign was $2,500. For financial modeling purposes, management is assuming $3,000 per sign in 2005, and assuming higher attendance figures in subsequent years, has set a target of $5,000. The total advertising revenue objective in 2005 is $200,000.

(4) Miscellaneous: Other sources of revenue at minor league ballparks have been licensing fees for use of team logos and mascots, sale of broadcast rights, valet parking fees, and rental of the ballpark for private events (along with catering services). Typically, few if any of these potential revenue streams have been tapped by prior tenants at Wahconah Park, and other than a modest revenue amount from private events, management has not included any of them in its financial model, although it intends to remain alert to opportunities in those areas.

Plan of Operation

During the first twelve months of operations following the first closing of this Offering, the Company anticipates expending approximately $2,400,000 for permitting, planning and construction expenses.

The Company believes that it can satisfy its cash requirements indefinitely from a combination of the proceeds of this Offering and operations. During the first 12 months the Company anticipates hiring 6 employees to serve in the following roles: general manager, facilities manager, concession manager, team manager, and two coaches. In addition, the Company will employ 22 ballplayers and at least three dozen game day employees for parking, tickets, concessions, sanitation, and security. All but the general manager will be part time or seasonal employees, augmented by approximately six unpaid interns. The Company does not anticipate having to raise additional funds in the twelve months following the first closing of this Offering.

Marketing Plan

The Company's goal is to reach 240,000 annual attendance at Wahconah Park (averaging about 65% of its 6,200 capacity per event, assuming 60 events and 2,000 available lawn seats) by marketing to local, regional, and national consumers. The Company believes that it will not be able to operate profitably if it does not average at least 1,900 paid attendees per home game. By contrast, Wahconah Park's tenant in 2003, the Berkshire Black Bears, averaged only 974 attendees per home game, barely half of the number that the Company believes is necessary to avoid an operating loss. Therefore, insufficient attendance is a significant risk, and the Company will be unable to survive for a second season (2006) if it does not improve substantially upon the 2003 attendance in its first operating season (2005).

In addition to traditional media advertising, particularly local radio and newspaper (budgeted at $50,000), management intends to raise consumer awareness with brochures (budgeted at $20,000) placed in local hotels, inns, and B&B's, cross-promotions with Berkshire cultural institutions, and national media attracted to the stories of Wahconah Park and Jim Bouton – the historic site that refused to die, and the maverick player who became an owner.

According to the 2000 Census, there are 134,953 people, 56,006 households (of which 27.50% have children) and 35,115 families in Berkshire County, the county in which Wahconah Park is located.

Fans need to feel a special connection to their team. A locally owned minor league team, including the 55% offered herein to a broad base of individuals and businesses, should be a source of pride to the community, and a new reason to go to the ballpark. This will be a major change from the past, when fans were often expected to root for the rival farm team of their major league favorites, with affiliations changing every few years. A locally owned team, rare in these days of moveable franchises, is intended to foster fan loyalty.

The fans should also enjoy a special rooting interest in their second team, the Pittsfield Hillies, so evocative of a simpler time when baseball was young, and staffed with recent local hometown sports heroes.

The biggest attraction in professional sports is often the venue. Historic Wahconah Park, hosting professional baseball since 1892, will be marketed as an attraction as interesting as the game itself. For fans who tour the country visiting legendary ballparks, Wahconah will be presented as a must-see stopover in the triangle formed by Cooperstown, Fenway, and Yankee Stadium. With its own logo, licensed merchandise, historic site map identification, and Walkway Museum and Hall of Fame, Wahconah Park has the potential to gain a national identity. (Management expects to file for trademark protection on certain names and logos that it deems valuable, but has not yet made a determination of which intangible property assets are valuable, and has not assumed any intellectual property value in its financial model.) Even its quirky "flaws", such as its wooden grandstands and its infrequent sun delays, could become the well-known "signature" features of its national reputation. Management will know that it's on the right track when the umpire's call for a sun delay triggers a standing ovation.

On February 18, 2004 an application was submitted to the Massachusetts Historical Commission by the City of Pittsfield, Department of Community Services to place Wahconah Park on The National Register of Historic Places. That application is currently pending. The Company anticipates that a decision regarding this designation will be made by July 2005. The Company's plans for the renovation and expansion of the Park have been prepared to avoid jeopardizing the receipt of such designation. The Company does not anticipate that receipt of such designation will have a material impact on the Company's intended use and design for Wahconah Park.

Notwithstanding the brief, unsuccessful tenure of the Berkshire Black Bears, management believes that a well-run independent league club plays at a higher level than affiliated single A ball, Other advantages include more local players and returning favorites. And who better a spokesperson than Bouton, who has actually played both independent league ball and pitched in the World Series?

The marketing strategy behind management's plan for Wahconah Park is based on the concept of "share of customer" rather than "share of market." The beautiful Berkshires are already being effectively marketed as "America's Premier Cultural Resort," drawing over 2 million visitors last year, according to the Berkshire Visitors Bureau. These people who flock to the Berkshires during the height of the tourist season (which conveniently overlaps most of the baseball season) are already motivated to sample one or several of the area's many offerings: Tanglewood, Shakespeare & Company, and The Mount in Lenox; Jacob's Pillow in Becket; the Norman Rockwell Museum, the Berkshire Theatre Festival and Chesterwood in Stockbridge; the Williamstown Theatre Festival and the Clark Museum in Williamstown; Mass MoCA in North Adams; the Berkshire Museum in Pittsfield; and Hancock Shaker Village, to name only the most prominent.

Only a small fraction of these tourists are even aware that professional baseball is played in Berkshire County, let alone that it is old-fashioned, close-to-the-field baseball in an historic ballpark that substantially pre-dates many of the Berkshires' better-known sites. Although Pittsfield is conveniently located right in the heart of Berkshire County, visitors and even residents of North County and South County zip through and around the city in their eagerness to eat sushi in Great Barrington or attend a late-night cabaret in Williamstown.

Management's goal is to capture for Pittsfield at least a modest share of those tourist dollars that are now being spent elsewhere in Berkshire County. After several days of the "high culture" of classical music, dance, theater, and museums, many visitors (particularly families with children) should welcome the opportunity to enjoy an inexpensive evening of hot dogs and baseball.

But to be consistent with its marketing focus on "share of customer," the Company proposes to provide the Park's patrons with more reasons to spend money than just hot dogs and baseball. With a season-long "Taste of the Berkshires" food court, restaurants and bakeries in Pittsfield and throughout the county will be invited, on a rotating basis, to sell inexpensive, previously-prepared miniature versions of their signature dishes at Wahconah. Many people, including those with only a passing interest in baseball, will be encouraged to come to the park an hour or more before game time to sample a continuously-changing selection of the Berkshires' best food.

Intermingled with Taste of the Berkshires booths would be "Shops of the Berkshires" – a rotating selection of Pittsfield merchants and other Berkshire shops and artisans displaying and selling a sampling of their wares before and during every home game or other event.

In addition to a restrained number of standard minor league promotions, management plans to introduce a few new ones, taking advantage of this quirky ballpark in the middle of a cultural landscape. Jugglers, mimes, musicians, thespians, and dancers from the Berkshires' other high-profile cultural attractions would perform in the courtyard plaza prior to the main event. "Sun delay" might mean free sunglasses to the fan who guesses its exact duration. "Celebrity anthem" could feature musical performers in town for the summer. Notables from the worlds of literature, art, and theater, most of them baseball fans, once invited, may soon vie to throw out the "first pitch."

A "Walkway Museum and Hall of Fame" will be built behind the new stands and home team clubhouse on the left field line. The museum will feature artifacts, photos, and letters from local archivists and private citizens, documenting the history of Wahconah Park since 1892. It will also begin Pittsfield's baseball timeline with a copy of the 1791 Pittsfield bylaw prohibiting the playing of baseball near the new town meeting house. This document, discovered in April, 2004, through the initiative of historian John Thorn and the Company's own Jim Bouton, predates the earliest previous known mention of "baseball" in America by over 30 years, and a copy has been put on display in the National Baseball Hall of Fame Museum in Cooperstown, NY. Wahconah Park's own Hall of Fame section will display photos and newspaper clippings of the Park's most famous athletes (including Jim Thorpe, Casey Stengel, and Lou Gehrig, and boxers Sugar Ray Robinson and Willie Pep) and greatest moments.

Management's vision for Wahconah Park is not just for tourists. Ideally, the Park will become Pittsfield's "town square," a place where – in a less-frenzied era – people would come to mingle with their neighbors. In this case, "neighbors" will be broadly defined – across town and around the county.

Cost Categories

Management estimates that the Company's overhead and operating costs will be approximately $1.1 million annually, broken down into the following broad categories:

Ballpark operations, including field maintenance & supplies, utilities, waste removal, cleaning, repair, security, game day payroll, equipment, and staff uniforms: $283,000.

Baseball operations, including league dues, player payroll ($87,500 "cap" on whole team in Northeast League), coaching salaries, travel (bus, lodging & per diems), medical, uniforms, laundry, baseballs, bats, and other equipment: $310,000.

Advertising, including print, radio, direct mail, ticket and brochure design and printing, and signage production: $104,000.

General & Administrative, including payroll, insurance, professional fees, telephone, postage, office supplies, computer maintenance, and travel: $406,000.

Baseball in the Berkshires

At least since 1919, when the City of Pittsfield acquired Wahconah Park from a private owner, the ball club that has played in the Park has been the only professional team with its home in Berkshire County. According to the last census, there are 134,953 residents in the county, including 45,000 in Pittsfield, not counting a substantial number of second home owners. Management believes that being the only professional baseball venue in a county with approximately 2 million annual tourist visits represents a strong but previously underutilized marketing opportunity. According to Travel Industry of America statistics released by the Massachusetts Office of Travel & Tourism, overnight visitors spent $251 million in Berkshire County in 2002. This number does not include the large flow of "day trippers" who live within an hour's drive of Wahconah Park, a radius that includes parts of Albany, NY, Troy, NY, Bennington, VT, Brattleboro, VT, Springfield, MA, and northwestern Connecticut. The Company has not undertaken any studies or marketing analysis to gauge the appeal of baseball in the Berkshire County area.

Two amateur teams played in the New England Collegiate Baseball League in Berkshire County in 2004: the North Adams SteepleCats and the Berkshire Dukes, a new team at the Dan Duquette Sports Academy in Hinsdale.

The closest professional baseball team is the Tri-City ValleyCats, formerly the Pittsfield Mets and Astros, whose owner moved the short season "single A" club to a new stadium on the Hudson Valley Community College campus in Troy,.New York, about an hour's drive from Pittsfield, beginning with the 2002 season.

In addition to affiliated baseball (the ValleyCats are a NY-Penn League team), two independent minor leagues operate in the Northeast: the Northeast League and the Atlantic League. The Northeast League is a short-season league, playing about 90 games, and the Atlantic League is a full season league, playing about 140 games. Although they play in several modern stadiums, the Northeast League teams generally occupy older ballparks, whereas the Atlantic League has new stadiums, except for the recently renovated ballpark in Nashua, NH. The Berkshire Black Bears, who played in Wahconah Park in 2002 and 2003 before moving (with a new name) to New Haven for 2004, are a Northeast League club. It is the Company's understanding that the Black Bears relocated because they were not profitable at Wahconah Park.

The following tables show attendance for the teams that played in these two leagues during the 2003 season. Please note that the Average Attendance figures for the Berkshires are the lowest in the Northeast League, and 50% lower than the lowest team in the Atlantic League (Nashua, NH):

Northeast League:

	Season Total Attendance	Home Games	Average Attendance
Brockton	149,738	42	3,565
Quebec	152,153	43	3,538
New Jersey	100,559	39	2,578
North Shore	76,016	41	1,854
Elmira	52,100	45	1,158
Bangor	46,843	43	1,089
Allentown	40,787	40	1,020
Berkshire	43,846	45	974

Atlantic League:

	Season Total Attendance	Home Games	Average Attendance
Long Island	421,359	70	6,019
Somerset	345,798	67	5,161
Camden	300,130	66	4,547
Bridgeport	231,407	68	3,403
Newark	191,034	63	3,032
Atlantic City	177,723	69	2,576
Nashua	132,278	69	1,917

Management of the Company is negotiating with the presidents of both leagues regarding the formation of a Pittsfield team to play during the 2005 season. The Atlantic League has been engaged in discussions with the Northeast League regarding a realignment of some of the teams. Alternatively, the Atlantic League could form its own short-season division (playing about 90 games), and the Company has a verbal agreement to play in such a division if it is formed in time to fix a schedule for 2005. If such a division is not formed by September 2004, the Company will endeavor to be part of the Northeast League schedule for 2005. The closing of this Offering is conditioned upon the Company having an agreement with one of these two leagues to play in their league in 2005 or, at the latest, 2006.

Facilities Plan

Working with local engineers and architects, management has developed a plan for the refurbishment and substantial expansion of Wahconah Park. Key features of the plan include adding approximately 1,200 seats, more than doubling public restroom facilities, quadrupling concession stands, and creating a Walkway Museum and Hall of Fame.

The Company does not have binding commitments from the construction contractors who will perform the major work on Wahconah Park, but will do so before closing this Offering. In order for the Company to meet its objective of showcasing minor league professional baseball at Wahconah Park during the 2005 season, construction must be completed by the spring of 2005. If construction costs materially exceed its budget or construction is significantly delayed, the Company still plans to run a full schedule of games at the ballpark, since the playing field itself, as well as the existing grandstands and bleachers, will remain fully utilizable.

Since its formation, the Company has expended substantial time and expense in obtaining necessary permits and variances to enable construction to begin. The Company has obtained all such permits and variances but for a parking waiver which the Company believes will be granted in September 2004.

The first phase and largest part of the project will be to build new permanent back-supporting bleachers along the left field sideline with a home team clubhouse and public restrooms underneath. The structure will be 170 feet long with a seating arrangement that will match the row spacing and pitch of the original grandstand, but without a roof. Running almost the entire length of the back of the clubhouse will be the Walkway Museum and Hall of Fame.

New bullpens will be placed beyond the fence line in the far corners of left and right field.

The chainlink fence that encompassed a shallow courtyard in front of the central ramp into the grandstand has already been removed by the Company, and a new courtyard perimeter 90 feet back from the grandstand will be established with at least 20 concession stands. The courtyard will have ample space for open-air concessions, picnic tables, and a portable stage for pre-game performances.

The entrance to the park will be reconfigured and the parking area – prone to flooding – will eventually have its top layer of dirt removed and replaced with crushed stone. Adjacent Park land will eventually have its turf stabilized for overflow parking.

The courtyard and adjacent pedestrian areas within the ballpark (almost one acre) will eventually be paved with concrete stones. The Company plans to pay for this feature, which will be installed in small sections, by selling "naming rights" for individual stones. Each stone so designated will be laser-engraved with the purchaser's name, hometown, and state, or a dedication or other message.

Use of Proceeds

Total Proceeds	$2,805,605
Less: Offering Expenses	
Legal & miscellaneous	20,000
Net Proceeds from Offering	$2,785,605
Use of Net Proceeds	
Capital Improvements to Park	$2,400,000[1]
Working Capital	385,605
Total Use of Net Proceeds	$2,785,605

[1] Includes up to $260,000 advanced by and reimbursable to the founders (of which $208,000 has been advanced through July 31, 2004) for surveying, engineering and architectural services as well as to defray costs of this Offering. These amounts will be returned to the founders from the net offering proceeds.

The Company has not yet incurred costs associated with equipping the professional baseball team and hiring employees. The Company intends to fund these costs from a combination of offering proceeds allocated to working capital and revenues received from pre-season ticket sales and other operating revenues.

Through July 31, 2004, Mr. Bouton and Mr. Elitzer have each made non-interest-bearing shareholder advances to the Company in the amount of $100,000, and Mr. Margenau has made $8,000 of non-interest-bearing advances to the Company. These advances have been and will be applied to the permitting, design, and planning process, as well as to defray certain costs of this Offering. These amounts will be reimbursed from the Net Proceeds of this Offering.

Directors, Executive Officers, and Significant Employees; Remuneration; Certain Transactions with Management

The Company's three founding shareholders have never received management fees or salaries from the Company and they have agreed to work on behalf of the Company without management fees or salaries until 2006. Thereafter, they will be compensated in a manner commensurate with standards in the industry, as determined by the independent Directors of a Board of Directors having at least seven members. Currently the Board consists of six members:

Jim Bouton
President & Director

Jim Bouton, 65, had an eight-year major league career, pitching for the New York Yankees, Seattle Pilots, Houston Astros and Atlanta Braves. In 1963 he won 21 games for the Yankees and made the all-star team. In 1964 he won 18 games and beat the Cardinals twice in the World Series.

In 1970 Bouton wrote *Ball Four*, the largest selling sports book in history, and the only sports book selected by the New York Public Library as one of the "Books of the Century." *Ball Four: The Final Pitch*, published in 2000, is the third and final update.

Following the controversy of *Ball Four*, Bouton became a television sportscaster and helped WABC-TV and then WCBS-TV climb to first place in the ratings. During the 70's he also wrote a sequel to *Ball Four* entitled *I'm Glad You Didn't Take It Personally*, won good reviews as an actor in "The Long Goodbye", and created, wrote and acted in a CBS network situation comedy based on his book.

In 1978 Bouton made a comeback to baseball with the Atlanta Braves. Gambling his TV career for a dream, he spent two years in the minor leagues developing his knuckle ball. When he beat the San Francisco Giants 4-1, it was his first major league win in eight years, the longest hiatus on record from a major sport.

During his comeback to baseball Bouton developed Big League Chew, shredded bubble gum in a pouch, which has replaced chewing tobacco at many high schools and colleges. Collegiate Baseball Newspaper awarded him its first annual health and safety award for creating a healthy alternative to chewing tobacco.

Bouton's career as an entrepreneur continued into the 1980s with a variety of patented inventions, including a multi-use sports arena.

In 1996 he was featured in Macmillan's *Sports 100*, "The One Hundred Most Important People in American Sports History." And in 2001 he was inducted into the Baseball Reliquary - the "People's Hall of Fame" - in Pasadena, California.

In 2003, Bouton published *Foul Ball*, a diary of his first attempt to restore Wahconah Park during the summer of 2001, during which he and his partners (the current directors of the Company) tried unsuccessfully to have the City of Pittsfield grant them a license to use the Park for professional baseball under their management.

Bouton, who lives in North Egremont with his wife Paula Kurman, is a motivational speaker and a frequent guest on radio and television. From January 1980 to date he has been the sole owner and president of Jim Bouton Corporation, POB 188, North Egremont, Massachusetts 01252. His hobbies are building stone walls and ballroom dancing.

Donald B. "Chip" Elitzer
Secretary-Treasurer, Vice President & Director

Chip Elitzer, 56, formed Elitzer Associates, Inc. as a private investment bank in 1984 and has served as its president since its formation. In addition to conventional corporate finance and merger & acquisition assignments, the firm has sponsored and participated in leveraged buy-outs, acted as management's representative in management buy-outs, and arranged substantial refinancings and going-public transactions for corporate clients.

Prior to forming his own firm, Mr. Elitzer was Vice President in Corporate Finance at Rothschild Inc., where he structured and financed all leveraged acquisitions undertaken by Rothschild as principal or agent during his eight-year tenure. He was also active in public equity offerings, private debt placements, and venture capital financings. In the venture field, he raised private equity capital for companies in various industries, including biotechnology, computer peripherals, semiconductors, specialty chemicals, and metal fabrication.

Prior to Rothschild, Mr. Elitzer was an officer of the Chase Manhattan Bank, a management consultant to the Ford Foundation, and the developer of a consumers' and producers' cooperative in the Amazon jungle (Brazil). He holds an M.P.A. (1974) from Princeton University and a B.A. (1969) from Dartmouth College.

Mr. Elitzer is the founder and chairman of the Berkshire Hills Technology Fund, established in 2000 to ensure that all students, teachers, and administrators in the Berkshire Hills Regional School District (K-12, serving the towns of Great Barrington, Stockbridge, West Stockbridge, and Housatonic) have home-based computers connected to the Internet, and to fund a competitive annual grants program for the creative use of technology in the classroom. The first four rounds of grants have supported 46 projects by 75 BHRSD teachers.

Mr. Elitzer is also a Director of the Berkshire South Regional Community Center, recently constructed in Great Barrington, and on the Board of the Williamstown Theatre Festival.

He and his wife, Cindy, and their three sons have been full-time residents of Great Barrington since 1996. Daniel is a junior at Pomona College, Sam is working as an unpaid intern for the Company, and Jacob is a sophomore at Monument Mountain Regional High School. They were all avid fans of the Pittsfield Mets.

2

Eric Margenau
Director

Dr. Margenau, 62, has been a professional sports entrepreneur since 1986 when he purchased the Watertown Pirates of the New York-Penn League. During the last 18 years, he has owned and managed 17 professional teams, including seven baseball teams, five ice hockey teams, and five arena football teams. Fourteen of these teams are enduring assets in their original cities. The other three are thriving in new homes after being forced to relocate by affiliated minor league stadium requirements.

He currently owns and operates two United Hockey League franchises (the Richmond Riverdogs and the Adirondack Icehawks), and two arena football teams (the publicly-owned Orlando Predators and a new team that will begin playing in Manchester, NH, in April 2004).

Prior to founding Margenau Management Corp. in January 2004 to run minor league franchises on a full-time basis Dr. Margenau served as Executive Director of the Center for Sports Psychology. In his capacity as a sports psychologist, he acted as a consultant to several major league baseball teams including the New York Yankees, Pittsburgh Pirates and Chicago White Sox helping players deal with psychological, emotional and performance problems. Prior to forming Margenau Management Corp., Mr. Margenau formed and served as the president of United Sports Ventures, Inc., a sports management business, from January 1990 to December 2003.

He received his bachelor's degree from Dickinson College and his doctorate from New York University. He and his family have owned a home in Stockbridge for many years. He and his wife, Anne, and son, Max, currently reside in New York City. He also has a daughter, Danielle, and three grandchildren, "A.J.", Chloe, and Sophie.

The Company does not have and does not intend to have employment agreements with any of the foregoing officers and founders.

William Liederman
Director

Bill Liederman established Mickey Mantle's Restaurant in 1968, combining his knowledge of the restaurant business (he founded the New York Restaurant School) with his lifelong love of sports. Since then, Mickey's has played host to scores of radio and television broadcasts, book publication parties, press events, and charity auctions. Bill received the Brooklyn Sports Foundation's *Business Man of the Year* award and was named one of Resident magazine's top 100 New Yorkers for 2003.

He co-hosts The Stadium Sports Show on WFAS radio with Maury Allen, with whom he has recently co-authored his first book, *Our Mickey: Cherished Memories of an American Icon.*

Bill has a degree in American and Medieval History from SUNY-Purchase. He and his wife, Tracy Spencer-Wright, live on Central Park South "above the store" with children Mack, Emmy, and Theodora. Bill's first child, Chloe, is a graduate of Cornell University.

John H. Fitzpatrick
Director

Jack and his wife Jane are the founders of Country Curtains, a national mail order curtain and home furnishings company with 24 retail stores, which they began in the mid 1950's. The Fitzpatrick family also owns and operates two hotels in Berkshire County: the historic Red Lion Inn in Stockbridge and Blantyre, a Mobil 5-star property in Lenox.

He served as a Massachusetts state senator from 1973 to 1980, one of only seven Republicans. While state senator, he was chosen as one of four Legislators of the Year by the Massachusetts League of Cities and Towns and was voted Republican Man of the Year by the Massachusetts Taxpayers Association.

Jack attended Williams College for one year before spending three years in the infantry in World War II, during which time he received a Bronze Star. After his army service, he completed his education at Middlebury College (B.A. 1948) and received his L.L.B. from Boston University Law School in 1951.

Always involved in civic, business and political affairs, he has served on many Berkshire County boards. Born in Quincy, MA, he is married to the former Jane Pratt of Cuttingsville, VT. They have two daughters, Nancy and Ann.

Eugene A. Trainor III
Director

Gene joined New Enterprise Associates ("NEA") in 2000 and serves as its administrative general partner and chief operating officer. NEA is a national venture capital firm with $6 billion in capital under management and focuses on early stage and growth capital investing in the information technology and healthcare sectors. Gene is responsible for all day-to-day non-investment activities at NEA.

Prior to joining NEA, Gene was Executive Vice President and Chief Operating Officer of Cramer Rosenthal McGlynn, LLC ("CRM"), a New York-based asset management firm. Prior to CRM, Gene was the CFO/Controller of a mid-Atlantic venture capital firm and a member of the audit group for Ernst & Young, LLP. A CPA, he earned an MBA from Loyola College of Maryland and a B.A. from the University of Maryland, Baltimore County. Gene is on the board of Lightwave Communications, LLC and Families of Spinal Muscular Atrophy, an international volunteer-driven organization committed to research, education and awareness for the #1 genetic killer of children under the age of 2.

Certain Transactions with Management

During May through July, 2004, Mr. Bouton and Mr. Elitzer each made non-interest-bearing shareholder advances to the Company in the amount of $100,000, and Mr. Margenau made $8,000 of non-interest-bearing advances to the Company at the same time. These advances have been and will be applied to the permitting, design, and planning process, as well as to defray certain costs of this Offering. These amounts will be reimbursed from the Net Proceeds of this Offering. Each of Jim Bouton and Chip Elitzer presently intend to purchase 245 Units in this Offering, in each case representing $124,976.95 in gross offering proceeds.

Security Ownership of Management and Certain Securityholders

The following table sets forth as of the date of this Offering Circular certain information as to the ownership of the Company's Common Stock and Series A Preferred Stock by each of the Company's directors and executive officers. No person, other than the directors and officers of the Company, are beneficial owners of more than five percent of the outstanding Common Stock or Series A Preferred Stock of the Company prior to this offering. Each of Jim Bouton and Chip Elitzer presently intend to purchase 245 Units in this Offering, in each case representing $124,976.95 in gross offering proceeds. A partnership in which Gene Trainor is a principal investor presently intends to purchase 457 Units, representing $233,120.27 in gross offering proceeds, and Jack Fitzpatrick presently intends to purchase 200 Units, representing $102,022.00 in gross offering proceeds. All the foregoing planned purchases will be included for purposes of determining whether the minimum offering proceeds have been received. The address of each person named below is c/o Wahconah Park, Inc., 39 Alford Road, Great Barrington, MA 01230.

Beneficial Ownership of Common Stock

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Beneficially Owned After the Offering	
Name of Owner	Number of Shares	Percent	Number of Shares	Percent
Jim Bouton	1,980	44.00	2,225	22.25
Donald B. Elitzer	1,980	44.00	2,225	22.25
Eric Margenau	440	9.78	440	4.40
Wm. Liederman	100	2.22	100	1.00
John H. Fitzpatrick	0	0	200	2.00
Eugene Trainor III	0	0	457	4.57
Total	4,500	100.00	5,647	56.47

Beneficial Ownership of Series A Preferred Stock

	Shares of Series A Preferred Stock Beneficially Owned Prior to Offering		Shares of Series A Preferred Stock Beneficially Owned After the Offering	
Name of Owner	Number of Shares	Percent	Number of Shares	Percent
Jim Bouton	0	0	1,715	4.45
Donald B. Elitzer	0	0	1,715	4.45
Eric Margenau	0	0	0	0
Wm. Liederman	0	0	0	0
John H. Fitzpatrick	0	0	1,400	3.64
Eugene Trainor III	0	0	3,199	8.31
Total	0	0	8,029	20.85

Securities Being Offered

General

The authorized capital stock of the Company consists of 20,000 shares of Common Stock, par value $.01 per share and 100,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date hereof, 4,500 shares of Common Stock are issued and outstanding and no shares of Series A Preferred Stock are issued and outstanding or the subject of subscription agreements. Of the authorized preferred stock, 38,500 shares have been designated by the Board of Directors as Series A Preferred Stock.

The Units offered hereby consist of 1 share of Common Stock and 7 shares of Series A Preferred Stock.

The Board of Directors has the authority, without further stockholder approval, to issue the balance of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, *provided that*, no such series may be equal or senior to the Series A Preferred Stock in dividend priority or liquidation preference. As of the date hereof, the Company has not designated any shares of Preferred Stock other than the Series A Preferred Stock.

Restrictions on Transfer and Proxies

The private sale of the Common Stock or the Series A Preferred Stock by the original investor to a person who is not a resident of Berkshire County, Commonwealth of Massachusetts is prohibited unless approved by the Company, which approval may not be withheld unreasonably. Other than to act reasonably in approving a sale to a person who is not a resident of Berkshire County, the Company is under no obligation to approve such sale or to repurchase the securities. Certificates representing shares of the Common Stock and the Series A Preferred Stock will contain a legend setting forth this restriction.

Without the prior written consent of the Company, no proxy may be given to a person who does not maintain a domicile or a place of business in Berkshire County, Commonwealth of Massachusetts.

Series A Preferred Stock

The Company's Board of Directors has authorized the issuance of up to 38,500 shares of Preferred Stock pursuant to the Company's Certificate of Incorporation and resolutions adopted by the Board of Directors and set forth in a Certificate of Designation of Series A Redeemable, Non-Voting 3% Cumulative Preferred Stock which contains the designations, rights, powers, preferences, qualifications and limitations of the Series A Preferred Stock.

The following is a summary of the terms of the Series A Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by, reference to the Certificate of Designation setting forth the rights, preferences and limitations of the Series A Preferred Stock.

Dividends

Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, are entitled to the accrual of dividends at the annual, cumulative rate of 3% of the purchase price for such shares calculated from the date of issuance and payable only upon redemption of such shares out of funds legally available as prescribed by statute. Until such time as no shares of Series A Preferred Stock are issued and outstanding, no dividends shall be paid or declared and set aside for payment or other distribution made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation.

Redemption

The Company may, at its option, redeem the Series A Preferred Stock, in whole or in part, at a redemption price of $72.73 per share plus an amount equal to accrued but unpaid dividends. Notice of redemption must be mailed to each holder of Series A Preferred Stock to be redeemed at his last address as it appears upon the Company's registry books at least thirty days but no more than 60 days prior to the record date of such redemption.

On or after the redemption date, holders of shares of Series A Preferred Stock which have been redeemed shall surrender their certificates representing such shares to the Company at its principal place of business or as otherwise specified and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. From and after the redemption date, all rights of the holders of such shares shall cease with respect to such shares and such shares shall not thereafter be transferred to the books of the Company or be deemed to be outstanding for any purpose whatsoever.

Voting Rights

The Company may not, without the affirmative consent or approval of the holders of shares representing at least 67% by voting power of the Series A Preferred Stock then outstanding, acting separately as one class,

i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock;

ii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock; or

iii) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (as to dividends or upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock.

The holders of the Series A Preferred Stock have no voting rights except on the three matters described immediately above and on certain matters as required by law. On any matters subject to a vote by holders of the Series A Preferred Stock, the holders are entitled to one vote per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, will be distributed in the following order of priority. The holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock or any other capital stock of the Company ranking (as to such distribution) junior to the Series A Preferred Stock and in lieu of any other payment, an amount equal to $72.73 per share for each share of Series A Preferred Stock then outstanding plus accrued dividends. If the assets and funds of the Company available for distribution to such holders of Series A Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth in the preceding sentence, then all of the assets of the

Company available for distribution shall be distributed to the holders of all such shares pro rata on the basis of their respective stockholdings in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full. After distribution of the amount set forth above, the remaining assets of the Company available for distribution, if any, to the stockholders of the Company shall be distributed to the holders of shares of Common Stock and any other capital stock of the Company ranking (as to such distribution) junior to the Series A Preferred Stock, pro rata based on their respective shareholdings.

Miscellaneous

The Company is not subject to any sinking fund provisions with respect to the Series A Preferred Stock. The holders of Series A Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares of the capital stock of the Company. Shares of Series A Preferred Stock reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance.

Common Stock

The Company is authorized to issue 20,000 shares of Common Stock, $.01 par value per share.

Until such time as no shares of Series A Preferred Stock are issued and outstanding, (i) no dividends may be paid or declared and set aside for payment or other distribution made upon the Corporation's Common Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation; and (ii) no shares of Common Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation nor shall any sum or sums be set aside for such purpose.

At such time as no shares of Series A Preferred Stock are issued and outstanding, the holders of outstanding shares of Common Stock will be entitled to share ratably on a share-for-share basis with respect to any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of funds legally available as prescribed by statute.

Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to preemptive rights or cumulative voting rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution after the liquidating distribution to the holders of the Series A Preferred Stock.

Terms Of The Offering And Plan Of Distribution

The Company hereby offers for sale to the public 5,500 Units, each Unit consisting of 1 share of Common Stock with a purchase price of $1.00 per share and 7 shares of Series A Preferred Stock each with a purchase price of $72.73 per share. The subscription price for a Unit is $510.11. Gross offering proceeds will be $2,805,605.

If the Company does not receive by December 31, 2004 (a) subscriptions for 5,500 Units, including those subscribed by Directors, (b) binding commitments, reasonably satisfactory to the Company, from the construction contractors who will perform substantially all the work on Wahconah Park described herein, and (c) an agreement, reasonably satisfactory to the Company, with either the Northeast League or the Atlantic League to play in the 2005 or 2006 season, all subscription payments will be promptly returned to subscribers without interest or reduction. The Company will keep subscription proceeds segregated until the offering amount has been received in full. The company will not accept subscriptions in an amount less than the offering amount.

A minimum purchase of at least one Unit is required for a subscription to be accepted by the Company.

Payment of Purchase Price

The purchase price for the Units is due and payable in cash no later than the closing date set by the Company.

Offering Period

The offering period will terminate on December 31, 2004, unless subscriptions representing the offering amount have been received and the other conditions to closing have been satisfied prior to that date, and the Company closes the Offering.

Plan of Distribution

Units will be offered by the officers of the Company. They will not receive any compensation for such services.

How to Subscribe for Units

Subscribers for Units should supply in writing their full name and address and state the number of Units they seek.

If by mail, to:

Wahconah Park, Inc.
39 Alford Road
Great Barrington, MA 01230

If by e-mail, to: WahconahPark@aol.com

Upon acceptance the Company will send purchasers notification of the closing date, a copy of the final Offering Memorandum, and the number of Units for which their investment is accepted (which may be less than the full amount that the subscriber specified). Assuming that the conditions for accepting subscriptions have been satisfied Purchasers will be advised where and how to make payment for the Units. Upon receipt of payment, share certificates representing the number of shares of the Common Stock and the Series A Preferred Stock will be issued. The Company reserves the right to reject any subscription for any reason whatsoever.

Experts

The legality of the shares of Common Stock and Series A Preferred Stock offered hereby has been opined upon for the Company by Jonathan Baum, Great Barrington, Massachusetts. Mr. Baum serves as an assistant secretary of the Company solely to facilitate the filing of various certificates required for the qualification of this Offering in various states.

Further Information

Further information regarding the Company and this offering may be obtained from Wahconah Park, Inc., 39 Alford Road, Great Barrington, MA 01230; (413) 528-4693; WahconahPark@aol.com.

PART F/S – PRELIMINARY OFFERING CIRCULAR

WAHCONAH PARK, INC.

WAHCONAH PARK, INC.

Balance Sheet

July 31, 2004

Assets

Cash	47,548
Accounts Receivable	9,287
Total current assets	$ 56,835
Leasehold improvements	162,323
Total fixed assets	$ 162,323
Total Assets	$ 219,158

Liabilities and Equity

Accounts payable	18,449
Advances from shareholders	208,000
Total current liabilities	$ 226,449
Total liabilities	$ 226,449
Stockholders' equity	
Preferred stock, par value $.01 per share	-
Common stock, par value $.01 per share; 4,500 shares issued and outstanding	45
Paid in surplus	4,455
Retained earnings (deficit)	(11,791)
Total equity	$ (7,291)
Total Liabilities and Equity	$ 219,158

WAHCONAH PARK, INC.

Statement of Operations

March 3, 2004 (Inception) to July 31, 2004

Revenues:		
Ticket sales		28,925
Advertising sales		17,690
Concession sales		42,109
Total operating and investment income	$	88,724
Expenses:		
Ad and concession purchases		42,537
Advertising expense		5,800
Game day and office expenses		52,178
Total expenses		100,515
Total net operating profit (loss)		(11,791)

Management's notes and significant accounting policies:

(1) The Company has adopted a calendar fiscal year. Its first fiscal year, ending on December 31, 2004, will be less than 12 months due to the inception of the Company on March 3, 2004.

(2) Revenue will be recognized when earned, in accordance with generally accepted accounting principles. Revenue from season ticket sales and other advance ticket sales will only be recognized when the event for which payment has been made has occurred.

(3) Expenses are recorded when the Company incurs cash expenses or receives invoices for goods purchased or services rendered.

(4) Expenses for architectural design, engineering, permitting, and construction related to the renovation and expansion of Wahconah Park are capitalized as leasehold improvements and will be depreciated in accordance with generally accepted accounting principles once construction has been completed. Management anticipates that depreciation expense will begin being recorded during the second quarter of fiscal 2005.

WAHCONAH PARK, INC.

Statement of Changes in Shareholders' Equity

March 3, 2004 (Inception) to July 31, 2004

Shareholders' equity at beginning of period	-
Issuance of 4,500 common shares @ $1.00	4,500
Net operating loss	(11,791)
Shareholders' equity at end of period	$ (7,291)

WAHCONAH PARK, INC.

Statement of Cash Flows

March 3, 2004 (Inception) to July 31, 2004

Cash at beginning of period	-
Sources of Cash:	
Proceeds from sale of common shares	4,500
Shareholder advances	208,000
Increase in accounts payable	18,449
Total sources of cash	$ 230,949
Uses of Cash:	
Net operating loss	11,791
Increase in accounts receivable	9,287
Capital expenditures	162,323
Total uses of cash	$ 183,401
Cash at end of period	$ 47,548

PART III – EXHIBITS

WAHCONAH PARK, INC.

Item 1. Index to Exhibits

Item Number		Page
(2.1)	Certificate of Incorporation of Wahconah Park, Inc., dated March 3, 2004*	
(2.2)	Amendment to Certificate of Incorporation of Wahconah Park, Inc., dated April 15, 2004*	
(2.3)	Certificate of Designation, Preferences And Other Rights And Qualifications Of Series A Redeemable, Non-Voting Preferred Stock Of Wahconah Park, Inc., dated April 15, 2004*	
(2.4)	By-laws of Wahconah Park, Inc.*	
(2.5)	Amendment to Certificate of Incorporation of Wahconah Park, Inc., dated May 28, 2004	41
(3)	See Items 2.3, 2.4 and 2.5 above.	
(6)	License Agreement, dated March 8, 2004, between the City of Pittsfield and Wahconah Park, Inc.*	
(10)	Consent of Jonathan Baum. (Please see Item 11, below.)	
(11)	Opinion and consent, dated May 28, 2004, of Jonathan Baum, counsel to the issuer.	47

* The exhibit has previously been filed.

Exhibit 2.5

4

AMENDED AND RESTATED
CERTIFICATE OF DESIGNATION, PREFERENCES AND
OTHER RIGHTS AND QUALIFICATIONS OF
SERIES A REDEEMABLE, NON-VOTING, 3% CUMULATIVE PREFERRED STOCK OF
WAHCONAH PARK, INC.

WAHCONAH PARK, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY:

FIRST: That, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of said Corporation, and pursuant to the provisions of Section 151 of the Delaware General Corporation Law (the "GCL"), said Board of Directors, by Unanimous Written Consent dated May 28, 2004, duly determined to amend and restate the Certificate of Designation, Preferences and Other Rights and Qualifications of Series A Redeemable, Non-Voting Preferred Stock of the Corporation previously filed with the Secretary of State of the State of Delaware to provide for the accrual and payment of a 3% cumulative dividend on 55,000 shares of Preferred Stock, par value $.01 per share, previously designated "Series A Preferred Stock" and to that end the Board of Directors adopted a resolution providing for such amendment and restatement, which resolution is as follows:

> RESOLVED, that the Board of Directors, pursuant to the authority vested in it by the provisions of the Certificate of Incorporation of the Corporation, hereby authorizes and directs that the Certificate of Designation, Preferences and Other Rights and Qualifications of Series A Redeemable, Non-Voting Preferred Stock of the Corporation previously filed with the Secretary of State of the State of Delaware be hereby amended and restated to provide for the accrual and payment of a 3% cumulative dividend on the 55,000 shares of preferred stock, par value $.01 per share, of the Corporation, which were previously designated as "Series A Redeemable, Non-Voting Preferred Stock", and that such shares shall hereafter be designated "Series A Redeemable, Non-Voting, 3% Cumulative Preferred Stock" (and referred to below as the "Series A Preferred Stock"). The Series A Preferred Stock, as amended hereby, shall have such designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions as follows:

1) <u>Rights Upon Liquidation, Dissolution or Winding Up.</u>

a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

i) The holders of Series A Preferred Stock at such time shall be entitled to receive, prior and in preference to any distribution to the holders of the Corporation's common stock, par value $.01 per share (the "Common Stock"), or any other capital stock of the Corporation ranking (as to such distribution) junior to the Series A Preferred Stock and in lieu of any other payment, an amount equal to Seventy-Two Dollars and Seventy-Three Cents ($72.73) per share for each share of Series A Preferred Stock then outstanding plus accrued but unpaid Preferred Dividends (as defined below) on each such share. If the assets and funds of the Corporation available for distribution to such holders of Series A Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth in this Section 1(a)(i), then all of the assets of the Corporation available for distribution shall be distributed to the holders of all such shares pro rata on the basis of their respective stockholdings in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

ii) After distribution of the amount set forth in Section 1(a)(i) hereof, the remaining assets of the Corporation available for distribution, if any, to the stockholders of the Corporation shall be distributed to the holders of shares of Common Stock and any other capital stock of the Corporation ranking (as to such distribution) junior to the Series A Preferred Stock, pro rata based on their respective shareholdings.

b) A consolidation or merger of the Corporation with or into any other corporation or corporations in a transaction in which the stockholders of the Corporation receive cash, securities or other consideration in exchange for the shares of capital stock of the Corporation then held by them or the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of Section 1(a) above.

2) <u>Voting; Amendment</u>.

a) The holders of Series A Preferred Stock shall be not be entitled to vote upon any matter except (I) those that the GCL specifically mandates must be presented to all stockholders of the Corporation for a vote, and (II) pursuant to Section 2(b) below. In such event, the holders of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock held by such holder.

b) The Corporation shall not, without the affirmative consent or approval of the holders of shares representing at least 67% by voting power of the Series A Preferred Stock then outstanding, acting separately as one class, given by written consent in lieu of a meeting or by vote at a meeting called for such purposes for which notice shall have been given to the holders of the Series A Preferred Stock

i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock;

yi

ii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock; or

iii) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (as to dividends or upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, prior to or on a parity with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock.

3) Redemption at Option of the Corporation.

a) Subject to the limitations set forth in Section 3(b) hereof, the Series A Preferred Stock will be redeemable at the option of the Corporation by resolution of its Board of Directors, in whole or from time to time in part, at any time, at a redemption price equal to Seventy-Two Dollars and Seventy-Three Cents ($72.73) per share plus accrued but unpaid Preferred Dividends (as defined below) on each such share (the "Redemption Price").

b) At least thirty (30) days but not more than sixty (60) days prior to the date fixed for the redemption of shares of Series A Preferred Stock, a written notice shall be mailed to each holder of record of shares of Series A Preferred Stock to be redeemed in a postage prepaid envelope addressed to such holder at his post office address as shown on the records of the Corporation, notifying such holder of the election of the Corporation to redeem such shares, stating the date fixed for redemption thereof (the "Redemption Date"), the Redemption Price, and calling upon such holder to surrender to the Corporation on the Redemption Date at the place designated in such notice his certificate representing the number of shares specified in such notice of redemption. On or after the Redemption Date each holder of shares of Series A Preferred Stock to be redeemed shall present and surrender his certificate or certificates for such shares to the Corporation at the place designated in such notice and thereupon the Redemption Price of such shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof and the surrendered certificate shall be cancelled. In case less than all the shares represented by such certificate are redeemed, the new certificate shall be issued to such stockholder representing the unredeemed shares. From and after the Redemption Date all rights of the holders thereof as stockholders of the Corporation with respect to the shares of Series A Preferred Stock so redeemed, except the right to receive the Redemption Price of such shares upon the surrender of the certificates representing the same, shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the

Corporation prior to the Redemption Date may deposit the Redemption Price of shares of Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company (having a capital surplus and undivided profits aggregating not less than $50,000,000) in the City of Pittsfield, Commonwealth of Massachusetts, or in any other city in which the Corporation at the time shall maintain a transfer agency with respect to such shares, in which case the aforesaid notice to holders of shares of the Series A Preferred Stock to be redeemed shall state the date of such deposit, shall specify the office of such bank or trust company as the place of payment of the Redemption Price, and shall call upon such holders to surrender the certificate representing such shares at such place on or after the date fixed in such redemption notice (which shall not be later than the Redemption Date) against payment of the Redemption Price. Any interest accrued on such funds shall be paid to the Corporation from time to time. Any moneys so deposited which shall remain unclaimed by the holders of such shares of Series A Preferred Stock at the end of two (2) years after the Redemption Date shall be returned by such bank or trust company to the Corporation.

c) Shares of the Series A Preferred Stock redeemed, repurchased or retired pursuant to the provisions of this Section 3 shall thereupon be retired and may not be reissued as shares of the Series A Preferred Stock but shall thereafter have the status of authorized but unissued shares of preferred stock, without designation as to series until such shares are once more designated as part of a particular series of preferred stock.

4) <u>Dividends</u>.

a) The holder of each share of Series A Preferred Stock shall be entitled to receive, upon redemption of such shares, out of funds legally available for that purpose, dividends at the annual, cumulative rate of Three Percent (3%) of Seventy-Two Dollars and Seventy-Three Cents ($72.73) (the "Preferred Dividend"). Such Preferred Dividends shall accrue from the date of issuance of the Series A Preferred Stock and shall be paid in cash on the date such shares are accepted for redemption by the Corporation only out of funds legally available for that purpose. Preferred Dividends on shares of Series A Preferred Stock shall be cumulative (whether or not there shall be net profits or net assets of the Corporation legally available for the payment of such dividends). All Preferred Dividends paid upon the Series A Preferred Stock shall be paid pro rata per share. All payments due under this Section 1 to any holder of shares of Series A Preferred Stock shall be made to the nearest cent. Payments of dividends shall be made in lawful money of the United States.

b) Dividends payable on the shares of the Series A Preferred Stock for any period less than a full semi-annual dividend period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in the period for which payable.

c) Until such time as no shares of Series A Preferred Stock are issued and outstanding, (i) no dividends shall be paid or declared and set aside for payment or other distribution made upon the Corporation's Common Stock or any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation; and (ii) no shares of Common Stock or shares of any other capital stock of the Corporation ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation nor shall any sum or sums be set aside for such purpose. Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, shall not be entitled to any dividends, whether payable in cash, property or shares of capital stock.

SECOND: That said determination of the designation, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock was duly made by the Board of Directors pursuant to the provisions of the Certificate of Incorporation of the Corporation and in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Designation has been signed by the Assistant-Secretary of the Corporation as of this 28th day of May, 2004.

WAHCONAH PARK, INC.

By: /s/ Jonathan Baum
Name: Jonathan Baum
Title: Assistant Secretary

45

Exhibit 11

JONATHAN BAUM
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
Tel: 413 528 7980
Fax: 413 528 6725
jnbaum@bcn.net

August 9, 2004

Wahconah Park, Inc.
39 Alford Road
Great Barrington, Massachusetts 01230

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

I have acted as special counsel for Wahconah Park, Inc., a Delaware corporation (the "Company"), in connection with the offering pursuant to Regulation A promulgated pursuant to the Securities Act of 1933 (the "Offering") by the Company of 5,500 Units (the "Units"), each consisting of one share of Common Stock, par value $.01 per share, of the Company (the "Common Stock") and 7 shares of Series A Redeemable, Non-Voting 3% Cumulative Preferred Stock, par value $.01 per share of the Company (the "Series A Preferred Stock"). The Units are to be offered to the public by the Company. The opinion set forth below is based on the assumption that at least par value will be paid for the shares of Common Stock and Series A Preferred Stock that comprise the Units. (For purposes of this letter, the term "Shares" refers to the shares of Common Stock and Series A Preferred Stock that comprise each Unit.)

With your permission, all assumptions and statements of reliance herein have been made without any independent investigation or verification on my part except to the extent otherwise expressly stated, and I express no opinion with respect to the subject matter or accuracy of such assumptions or items relied upon.

In connection with this opinion, I have (i) investigated such questions of law, (ii) examined original or certified, conformed or reproduction copies of such agreements, instruments, documents and records of the Company, such certificates of public officials, officers and other representatives of the Company and other persons and such other documents, and (iii) received such information from officers and representatives of the Company as I have deemed necessary or appropriate for the purposes of this opinion.

In all such examinations, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies.

As to various questions of fact relevant to the opinions expressed herein, I have relied upon, and assume the accuracy of, representations and warranties made by each subscriber and contained in the form of Subscription Agreement and certificates and oral or written statements and other information of or from public officials, officers or representatives of the Company and others and assume compliance on the part of all parties to the Subscription Agreements with their covenants and agreements contained therein.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, I am of the opinion that the Shares qualified pursuant to the Offering Statement to be sold by the Company (when issued, delivered and paid for in accordance with the terms of the Subscription Agreements) will be duly authorized, validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to the General Corporation Law of the State of Delaware (the "GCLD") and applicable provisions of the Delaware Constitution, in each case as currently in effect, and reported judicial decisions interpreting the GCLD and the Delaware Constitution. The opinion expressed herein is given as of the date hereof, and I undertake no obligation to supplement this letter if any applicable laws change after the date hereof or if I become aware of any facts that might change the opinion expressed herein or for any other reason.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference made to me in the section entitled "Experts" in the Offering Circular. In giving such consent, I do not hereby admit that I am in the category of such persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

Jonathan Baum

SIGNATURES

The Issuer has duly caused this Amendment No. 1 to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Great Barrington, Commonwealth of Massachusetts, on August 9, 2004.

WAHCONAH PARK, INC.

By: ______________________________

Jim Bouton, President and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Jim Bouton, President and Director	Donald B. Elitzer, Secretary-Treasurer, Vice President & Director
August 9, 2004	August 9, 2004
William Liederman, Director	John H. Fitzpatrick, Director
August 9, 2004	August 9, 2004
Eric Margenau, Director	Eugene A. Trainor III, Director
August 9, 2004	August 9, 2004

SIGNATURES

The Issuer has duly caused this Amendment No. 1 to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Great Barrington, Commonwealth of Massachusetts, on August 9, 2004.

WAHCONAH PARK, INC.

By: ______________________________
Jim Bouton, President and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Jim Bouton, President and Director

August 9, 2004

____
Donald B. Elitzer, Secretary-Treasurer, Vice President & Director

August 9, 2004

____
William Liederman, Director

August 9, 2004

____
John H. Fitzpatrick, Director

August 9, 2004

____
Eric Margenau, Director

August 9, 2004

____
Eugene A. Trainor III, Director

August 9, 2004

SIGNATURES

The Issuer has duly caused this Amendment No. 1 to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Great Barrington, Commonwealth of Massachusetts, on August 9, 2004.

WAHCONAH PARK, INC.

By: ______________________________

Jim Bouton, President and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____

Jim Bouton, President and Director

August 9, 2004

____

Donald B. Elitzer, Secretary-Treasurer, Vice President & Director

August 9, 2004

____

William Liederman, Director

August 9, 2004

____

John H. Fitzpatrick, Director

August 9, 2004

____

Eric Margenau, Director

August 9, 2004

____

Eugene A. Trainor III, Director

August 9, 2004